November 21, 2006

Mr. Michael Moran
Branch Chief
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

RE:    Dominion Resources, Inc.
Form 10-K, for the year ended December 31, 2005
Filed March 2, 2006
File No. 1-08489

Form 10-Q, for the three months ended March 31, 2006
Filed May 4, 2006

Form 10-Q, for the six months ended June 30, 2006
Filed August 3, 2006

Dear Mr. Moran:

Dominion Resources, Inc. (the Company) received comments from the Staff requesting clarification of its response to question 2 of the Staff's letter dated October 12, 2006, relating to the above-referenced documents. References to "Dominion" in the letter refer to Dominion Resources, Inc. and its consolidated subsidiaries. This response letter has been filed on EDGAR, and a copy has been sent by express mail.

As discussed with Mr. Babula by telephone on November 20, 2006, Dominion’s use, or encroachment, of its underground gas in storage for purposes of supplying either (i) differences between quantities of gas received from customers and quantities of gas delivered on behalf of those customers or (ii) deliveries of gas related to tariff services, is valued at period-end market prices with an offsetting increase to Purchased Gas expense. These encroachments result in a corresponding gas imbalance receivable and decrease to Purchased Gas expense. Most of these encroachments and imbalances receivable are settled with gas in-kind. For cash flow statement presentation purposes, changes in these gas encroachments are reflected in Other adjustments to net income and the changes in gas imbalances receivable are reflected in Other operating assets and liabilities. Thus, the gas encroachments and related gas imbalances receivable do not have an impact on either the Company’s net income or operating cash flows.

If you have any questions or require further information, please call me at (804) 771-3962.

Sincerely,

/s/ Ash Sawhney______
Ash Sawhney
Vice President - Accounting